Exhibit 99.1

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2025

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	March 31, 2025 (Unaudited)	December 31, 2024 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents		78,026,206	38,930,957
Receivables and prepaid expenses	4	1,090,544	683,655
		79,116,750	39,614,612
Non-current assets:
Property, plant and equipment	5	1,637,605	680,062
VAT receivable	7	2,522,901	2,261,717
		4,160,506	2,941,779
Total assets		83,277,256	42,556,391
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		3,308,310	2,229,584
Warrants liability	8	–	3,163,115
Current portion of lease liability	9	431,428	82,795
		3,739,738	5,475,494
Non-current liabilities:
Lease liability	9	813,467	72,732
		813,467	72,732
Total liabilities		4,553,205	5,548,226

Equity:
Share capital	13	146,825,590	102,256,065
Contributed surplus		31,184,770	17,110,478
Deficit		(99,286,309)	(82,358,377)
		78,724,051	37,008,166
Total liabilities and equity		83,277,256	42,556,391

Commitments and contingencies	18

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended	Note	March 31, 2025	March 31, 2024
		$	$
Expenses
Exploration and evaluation	16(a)	(4,858,769)	(3,838,520)
General and administration	16(b)	(1,898,294)	(1,203,178)
		(6,757,063)	(5,041,698)
Other income (expenses)
Revaluation of warrants liability	8	(10,564,474)	371,514
Foreign exchange gain (loss)		102,139	(179,635)
Net loss before finance items and income tax		(17,219,398)	(4,849,819)
Finance income (expense)
Interest income		377,780	217,387
Finance costs	16(c)	(86,314)	(92,804)
Net loss before income tax		(16,927,932)	(4,725,236)
Income tax		–	–
Net loss and comprehensive loss		(16,927,932)	(4,725,236)

Basic and diluted loss per common share	14	(0.22)	(0.07)
Weighted average common shares outstanding, basic and diluted	14	78,709,287	63,415,998

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended	Note	March 31, 2025	March 31, 2024
		$	$
Cash flows from (used in) operating activities
Net loss		(16,927,932)	(4,725,236)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		10,564,474	(371,514)
Finance costs expensed		66,560	78,110
Foreign exchange (gain) loss		(102,139)	179,635
Share-based compensation	16(b)	346,702	358,593
Depreciation and amortization	16(a),(b)	195,946	76,969
Net changes in working capital items	17	427,999	435,815
		(5,428,390)	(3,967,628)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares and subscription units		36,357,305	13,925,729
Cash costs related to issuance of shares and subscription units		(172,887)	(631,803)
Financing costs paid		–	(136,431)
Cash proceeds from warrant exercises	13, 8(b)	7,857,044	491,897
Cash received from option exercises	13	528,063	152,889
Lease payments	9	(161,603)	(26,179)
		44,407,922	13,776,102
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	5	(26,580)	(32,243)
		(26,580)	(32,243)
Net change in cash and cash equivalents during the period		38,952,952	9,776,231
Cash and cash equivalents, opening balance		38,930,957	14,166,196
Foreign exchange effect on cash balances		142,297	(206,538)
Cash and cash equivalents, end of period		78,026,206	23,735,889

The accompanying notes are an integral part of these interim condensed consolidated financial statements

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	13	4,741,984	36,357,305	–	–	36,357,305
Share issue costs	13	–	(172,887)	–	–	(172,887)
Exercise of warrants	13, 8(b)	2,250,000	7,857,044	13,727,590	–	21,584,634
Exercise of options	13,15	252,167	528,063	–	–	528,063
Share-based compensation	16(b)	–	–	346,702	–	346,702
Net loss for the period		–	–	–	(16,927,932)	(16,927,932)
Balance March 31, 2025		84,846,359	146,825,590	31,184,770	(99,286,309)	78,724,051
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	13	4,500,000	13,925,729	–	–	13,925,729
Fair value of warrants issued		–	(1,193,634)	–	–	(1,193,634)
Share issue costs	13	–	(702,386)	–	–	(702,386)
Exercise of warrants	13	205,000	491,897	131,236	–	623,133
Exercise of options	13,15	176,550	152,889	–	–	152,889
Share-based compensation	16(b)	–	–	358,593	–	358,593
Net loss for the period		–	–	–	(4,725,236)	(4,725,236)
Balance March 31, 2024		66,116,456	66,647,260	14,648,835	(60,134,691)	21,161,404

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2024 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on May 13th, 2025.

3.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	March 31, 2025	December 31, 2024
	$	$
Prepaid expenses	808,819	517,442
Advance to suppliers	153,738	72,082
Other receivables (a)	127,987	94,131
	1,090,544	683,655

(a)	Other receivables

Included in other receivables is $72,945 (December 31, 2024 – $79,692) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and Equipment consist of the following:

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	–	18,849	7,729	–	1,273,998	1,300,576
Disposals and write-downs	–	(234)	(340)	–	(146,513)	(147,087)
Depreciation (b)	(832)	(43,061)	(16,655)	(17,748)	(117,650)	(195,946)
Net book value, March 31, 2025	57,917	319,258	24,857	79,223	1,156,350	1,637,605
Balance, March 31, 2025
Cost	65,876	623,638	219,245	295,611	1,274,000	2,478,370
Accumulated depreciation	(7,959)	(304,380)	(194,388)	(216,388)	(117,650)	(840,765)
Net book value	57,917	319,258	24,857	79,223	1,156,350	1,637,605

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	–	133,217	29,905	75,800	124,778	363,700
Depreciation (b)	(3,326)	(124,946)	(60,418)	(66,370)	(84,797)	(339,857)
Net book value, December 31, 2024	58,749	343,704	34,123	96,971	146,515	680,062

Balance, December 31, 2024
Cost	65,876	605,459	220,469	295,611	244,628	1,432,043
Accumulated depreciation	(7,127)	(261,755)	(186,346)	(198,640)	(98,113)	(751,981)
Net book value	58,749	343,704	34,123	96,971	146,515	680,062

(a)	Right of use assets

Right of use assets as at March 31, 2025, are comprised of one vehicles lease agreement with an initial term of 3 years, two warehouse leases, each one with an initial term of 3 years, and one office lease with an initial term of 1 year, renewable for additional 1 year terms. The value of additions is determined as the present value of lease payments at the inception of the lease (see Note 9).

(b)	Depreciation

Depreciation expense for the three months ended March, 31 2025 of $195,946 (three months ended March 31, 2024 - $76,969), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (See Note 16(a),(b)).

6.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles, two option agreements and a number of surface rights agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights (see Note 18).

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement. The Company met these commitments and has entered Phase 2 of the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

▪	provide notice that the Company has elected to pay a 1% NSR commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

▪	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

▪	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

1	Based on the assumption that the Company does not elect the NSR option.

The Company has the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company has not recognized any option payments payable in the future under the agreement in the consolidated statement of financial position.

For the three months ended March 31, 2025, the Company has recognized $3,050,167 (three months ended March 31, 2024 – $1,665,129), including option payments of $nil (three months ended March 31, 2024 –$nil), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of the First Guayabales Option.

As at March 31, 2025, and from inception of the agreement, the Company has recognized a total of $31,881,287 as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $2,166,666 required within the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Company has recognized $250,000 (three months ended March 31, 2024 – $341,981), including option payments of $250,000 (three months ended March 31, 2024 – $250,000), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $1,750,000.

iii.	Surface Rights Agreements

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended March 31, 2025, the Company has recognized option payments of $nil (three months ended March 31, 2024 – $nil), as exploration and evaluation expense in the annual consolidated statement of operations.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $1,425,000.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concludes on April 23, 2025, one agreement concludes on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $294,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three months ended March 31, 2025, the Company has recognized option payments of $25,540 (three months ended March 31, 2024 – $nil), as exploration and evaluation expense in the annual consolidated statement of operations.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $240,190.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80 kilometres south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the three months ended March 31, 2025, the Company has recognized a total of $678,257 (three months ended March 31, 2024 – $36,609) as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at March 31, 2025, and from inception of the agreement, the Company has made total option payments of $580,000.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

7.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production.

As at	March 31, 2025	December 31, 2024
	$	$
Opening balance	2,261,717	1,799,497
VAT related to local purchases and services	261,184	462,220
Balance, end of period	2,522,901	2,261,717
Current portion	–	–
Long-term portion	2,522,901	2,261,717

8.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Three-month period ended March 31, 2025		Year ended December 31, 2024
	Number of warrants	$	Number of warrants	$
Opening balance	2,250,000	3,163,115	1,836,150	1,638,808
Subscription Warrants issued – March 2024 (b)	–	–	2,250,000	1,193,632
Warrants exercised	(2,250,000)	(13,727,589)	(1,836,150)	(1,784,361)
Fair value revaluation of warrants liability (a) (b)	–	10,564,474	–	2,115,036
Balance, end of period	–	–	2,250,000	3,163,115
Current portion	–	–	(2,250,000)	(3,163,115)
Long-term portion	–	–	–	–

a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the October 2022 Offering are allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the October 2022 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the three months ended March 31, 2025, the Company recognized $nil (three months ended March 31, 2024 – derivative gain of $572,714) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

As at December 31, 2024, there were no outstanding Subscription Warrants – October 2022 Offering and the balance of the warrants was $nil. As of April 25, 2024, all 2,391,700 Subscription Warrants – October 2022 were exercised with total proceeds received of $5,702,773 (C$7,773,025) representing the exercise of all Subscription Warrants.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering are allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the three months ended March 31, 2025, the Company recognized a derivative loss of $10,564,474 (three months ended March 31, 2024 – derivative loss of $201,200) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$	13.75
Weighted average risk-free interest rate		2.75%
Weighted average dividend yield		Nil
Weighted average stock price volatility		52.56%
Weighted average period to expiry (years)		–

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	LEASE LIABILITIES

As at	March 31, 2025	December 31, 2024
	$	$
Opening balance	155,527	119,697
New leases during the period	1,273,998	124,778
Termination of lease agreement	(155,527)	–
Lease payments	(161,603)	(114,790)
Interest accretion expense	66,560	50,126
Foreign exchange	65,940	(24,284)
Balance, end of period	1,244,895	155,527
Current portion	(431,428)	(82,795)
Long-term portion	813,467	72,732

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 22.70%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three months ended March 31, 2025, the Company made lease payments of $50,514 (three months ended March 31, 2024 – $46,450) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

10.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the three months ended March 31	2025	2024
	$	$
Management salaries and benefits	195,000	195,000
Share-based payments	121,687	85,441
	316,687	280,441

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

11.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the material accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2024.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values as at March 31, 2025.

Other financial liabilities as at March 31, 2025 (December 31, 2024 – $3,318,642) were as follows:

As at March 31, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	–	–	–	–
Lease liabilities (level 2)	–	–	1,244,895	1,244,895
	–	–	1,244,895	1,244,895

As at December 31, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	3,163,115	–	–	3,163,115
Lease liabilities (level 2)	–	–	155,527	155,527
	3,1,63,115	–	155,527	3,318,642

There were no transfers between the fair value hierarchy during the three months ended March 31, 2025.

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

As at March 31, 2025, the exchange rates were COP:US$4,195.57, based on Banco de la Republica – Colombia, and CAD:US$0.6956, based on Bank of Canada, respectively (March 31, 2024, COP:US$3,842.30 and CAD:US$0.7380, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three months ended March 31, 2025, the average was COP:US$4,193.17 and CAD:US$0.6968, respectively (three months ended March 31, 2024, COP:US$3,914.97 and CAD:US$0.7415, respectively).

The Company had the following foreign currency balances:

As at March 31, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	535,775	127,791
Cash and cash equivalents	CAD	16,732,621	11,639,274
Receivables and prepaid expenses	COP (000’s)	2,806,012	669,282
Long-Term VAT Receivable	COP (000’s)	10,577,439	2,522,901
Receivables and prepaid expenses	CAD	104,865	72,945
Accounts payable and accrued liabilities	COP (000’s)	(9,961,234)	(2,375,925)
Accounts payable and accrued liabilities	CAD	(614,362)	(427,353)
Warrants liability	CAD	–	–
Lease liability	COP (000’s)	(5,219,311)	(1,244,895)

As at December 31, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,194,733	270,967
Cash and cash equivalents	CAD	42,518,337	29,549,195
Receivables and prepaid expenses	COP (000’s)	1,597,666	362,352
Long-Term VAT Receivable	COP (000’s)	9,972,248	2,261,717
Receivables and prepaid expenses	CAD	114,670	79,693
Accounts payable and accrued liabilities	COP (000’s)	(6,860,475)	(1,555,963)
Accounts payable and accrued liabilities	CAD	(24,324)	(16,904)
Warrants liability	CAD	(4,551,406)	(3,163,115)
Lease liability	COP (000’s)	(685,742)	(155,527)

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at March 31, 2025, the cash balance was $78,026,206. However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 18 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus (“Current Base Shelf Prospectus”) which will allow the Company to issue common shares, warrants, subscriptions receipts, units or debt securities, or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021 and remains effective until January 2026.

In connection with the Current Base Shelf Prospectus:

-	On October 31, 2024, the Company closed the October 2024 Offering for a total of $28,923,541 (C$40,250,000) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

As of May 13th, 2025, the remaining balance of the base shelf prospectus is C$159,750,000

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended March 31, 2025.

13.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Issued

During the three months ended March 31, 2025 and 2024, the Company issued shares resulting from the following transactions:

2025 Transactions

i.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2024 – Private Placement for a total of $36,357,304 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognized as a reduction in share capital.

ii.	The Company issued 252,167 common shares resulting from the exercise of stock options (See Note 15).

iii.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 8(b)).

2024 Transactions

iv.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of C$18,900,000 ($13,925,729) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 8(b)). Common share issue costs of $702,386 were recognized as a reduction in share capital.

v.	The Company issued 176,550 common shares resulting from the exercise of stock options (See Note 15).

vi.	The Company issued 205,000 common shares resulting from the exercise of warrants.

14.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the three months ended March 31	2025	2024

Net loss	$(16,927,932)	$(4,725,236)
Weighted average number of common shares outstanding	78,709,287	63,415,998
Basic net loss per common share	$(0.22)	$(0.07)

(b)	Diluted

The Company incurred a net loss for each of the periods of three months ended March 31, 2025 and 2024; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

15.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The continuity of stock options during the period were as follows:

	2025		2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,434,800	4.07	4,177,217	3.10
Granted	200,000	8.32	–	–
Exercised	(252,167)	3.01	(176,550)	1.17
Forfeited	(50,000)	4.12	–	–
Outstanding, March 31	4,332,633	4.33	4,000,667	3.19

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2025:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,836,800	2.04	2.87	1,836,800	2.04	2.87
$3.01 – $4.00	137,500	1.32	3.97	137,500	1.32	3.97
$4.01 – $7.00	2,358,333	4.23	5.49	449,582	3.53	4.72
	4,332,633	3.21	4.33	2,423,882	2.27	3.28

Options outstanding as at March 31, 2025 vest every six or twelve months over a two, three, or four-year period and have a term of five years.

The unamortized portion of share-based expenses as of March 31, 2025, is $2,092,820. This amount remains to be recognized in future periods.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the three months ended March 31	2025	2024

Number of options granted	200,000	Nil
Weighted average share price on grant date	C$8.32	Nil
Weighted average risk-free interest rate	2.65%	Nil
Weighted average dividend yield	Nil	Nil
Weighted average stock price volatility, based on historical volatility for the Company and comparable companies	55.95%	Nil
Weighted average period to expiry (years)	3.50	Nil
Weighted average grant date fair value per share	5.81	Nil

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

16.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

For the three months ended March 31	2025	2024
	$	$
Drilling services	2,254,478	1,229,635
Assaying	356,003	496,506
Salaries and benefits	708,244	483,452
Field costs, surveys and other	397,476	405,538
Geophysics	11,736	286,803
Option payments and fees (i)	358,078	285,858
Transportation and meals	204,629	231,291
Consulting and professional fees	178,905	220,864
Security	89,923	95,583
Depreciation and amortization	183,766	65,789
Communities	115,531	37,201
	4,858,769	3,838,520

i.	Includes total option payments in respect of option agreements for the three months ended March 31, 2025, of $275,540, (three months ended March 31, 2024 – $250,000).

(b)	General and administration

General and administration expense is made up of the following:

For the three months ended March 31	2025	2024
	$	$
Salaries and benefits	597,536	396,739
Share-based compensation	346,703	358,593
Investor relations	73,277	92,765
Office administration	162,562	91,860
Regulatory and compliance fees	189,289	62,286
Travel and entertainment	143,429	88,806
Consulting and professional fees	320,718	83,189
Directors’ fees and expenses	53,000	17,760
Depreciation and amortization	11,780	11,180
	1,898,294	1,203,178

(c)	Finance costs

Finance costs are made up of the following:

For the three months ended March 31	2025	2024
	$	$
Finance issue expense (i)	–	65,849
Interest accretion expense (ii)	66,560	12,261
Other finance expenses	19,754	14,694
	86,314	92,804

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability, representing also the interest portion of lease payments (See Note 9)

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

17.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

For the three months ended March 31	2025	2024
	$	$
Receivables and prepaid expenses	(551,256)	(180,389)
Accounts payables and accrued liabilities	979,255	616,205
	427,999	435,816

18.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at March 31, 2025, the Company had the following contractual commitments:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Lease commitments (a)	1,399,451	585,984	813,467	–
Service contracts (b)	3,883,722	3,883,722	–	–
	5,283,173	4,469,706	813,467	–

(a)	Lease commitments represent contractual lease payments payable over future periods.

(b)	Service contracts represent commitments in respect of drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at March 31, 2025, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
First Guayabales Option (a), (b)	9,833,334	333,332	1,333,328	8,166,674
Second Guayabales Option	5,300,000	250,000	2,900,000	2,150,000
San Antonio Option (c)	4,420,000	420,000	1,500,000	2,500,000
Other Option agreements (d)	3,034,724	964,312	2,070,412	–
	22,588,058	1,967,644	7,803,740	12,816,674

(a)	Includes a one-time payment of $8,000,000 in lieu of the NSR.

(b)	Amounts disclosed relate only to option payments of the agreement. In addition, as at March 31, 2025, the Company has recognized a total of $31,881,287 as exploration and evaluation. expenditures in respect of the minimum expenditures required under the First Guayabales Option.

(c)	Includes a one-time payment of $2,500,00 in lieu of the NSR.

(d)	Amounts disclosed related to the option agreements to purchase surface rights (see Note 6).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.